May 5, 2016

VIA EDGAR

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Continental Resources, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 24, 2016

File No. 001-32886

Dear Mr. Schwall:

Set forth below is the response of Continental Resources, Inc. (the “Company,” “we,” “us” or “our”) to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 31, 2016, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2015, filed February 24, 2016 (the “Form 10-K”).

If following a review of the information set forth below the Staff has further questions regarding our responses, we respectfully request an opportunity to discuss this response letter further with the Staff.

For your convenience, our responses are prefaced by the exact text of the Staff’s comments in italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2015

Business, page 1

Proved Reserves, page 8

1.	We note disclosure of your 2015 incurred cost of $1 billion for development of 81.3 MMBOE PUD reserves (page 7) which indicates a unit development cost of $12.30/BOE. The five years’ (2016-2020) projected development cost - $6.5 billion - for your total PUD reserves - 700.6 MMBOE - appears to present a five year unit development cost of $9.28/BOE. Please explain the reasons for this lower five year unit cost. Given that proved reserves are required to be economically producible “under existing economic conditions”, we would expect these conversion costs to reflect the levels you have incurred. Please address your treatment of “DUC” wells, e.g. whether they were included with converted PUDs.

Response: We experienced significant decreases in service costs incurred to drill and complete wells throughout 2015 as service providers reduced their costs in reaction to prolonged decreases in commodity prices. Additionally, we achieved well cost savings throughout 2015 from improvements in operating efficiencies. Efficiency gains were achieved primarily through reductions in spud-to-total depth drilling times and average days to drill horizontal laterals, which translated into notable reductions in drilling costs in our core areas.

These cost savings occurred throughout 2015 and resulted in completed well costs (“CWCs”) for our operated wells being on average approximately 25% lower in late 2015 compared to late 2014. The decrease in costs became more significant as the year progressed and, accordingly, CWCs incurred in late 2015 were lower than average costs incurred for the year as a whole. We believe the lower CWCs being incurred in late 2015, rather than averages for full-year 2015, were representative of economic conditions existing at December 31, 2015. Therefore, estimated future development costs used in determining our proved reserves at December 31, 2015 were reflective of the lower CWCs being incurred in late 2015 and resulted in future unit development costs being lower than average unit development costs for full-year 2015.

In addition to significant reductions in CWCs, our expected development costs are also reduced by our drilled but uncompleted (“DUC”) wells which are classified as proved undeveloped (“PUD”) reserves when relatively major expenditures are required to complete the wells. PUD reserves associated with such DUC wells represented approximately 13% of total proved undeveloped reserves at December 31, 2015 and are not reflected as having been converted to proved developed reserves in 2015. Because the cost to drill these DUC wells were incurred prior to December 31, 2015 and only the remaining completion costs are included in the five year plan to develop these proved undeveloped reserves, our expected PUD unit development costs are lower than our 2015 average.

Developed and Undeveloped Acreage, page 11

2.	We note the disclosure of significant undeveloped acreage expiry over the next three years. Please tell us the material proved undeveloped reserves, if any, that you have attributed to acreage whose expiration date precedes the scheduled date for initial PUD reserves development. If applicable, address the approach you will employ to forestall the expiry of such acreage.

Response: Approximately 9.3 MMBoe of PUD reserves, or 0.8% of total proved reserves at December 31, 2015, are attributed to the expiring acreage that is not currently scheduled to be drilled prior to lease expiration. The acreage in question represents approximately 21,600 net acres, or 1.8% of our total net undeveloped acreage at December 31, 2015, of which 9,500 net acres, 6,800 net acres, 3,700 net acres and 1,600 net acres may expire in 2016, 2017, 2018 and thereafter, respectively, if we are unable to extend, renew, or develop the acreage before lease expiration. This acreage is located in Oklahoma and North Dakota, our two primary operating areas. We are continually engaged in discussions with mineral lessors in these areas to acquire lease extensions and renewals to address the expiration of undeveloped acreage that occurs in the normal course of our business. It is our intention to renew the expiring leases in question or otherwise modify our development plans to drill on the leases prior to expiration.

Per standard practice in connection with Staff comment letter responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please contact the undersigned at (405) 234-9110.

Sincerely,

/s/ John D. Hart
John D. Hart
Senior Vice President, Chief Financial Officer and Treasurer

ESE/tm

cc:	Ron Winfrey, U.S. Securities and Exchange Commission

Eric S. Eissenstat, Senior Vice President, General Counsel, Chief Risk Officer and Secretary

David P. Oelman, Vinson & Elkins LLP

Michael S. Telle, Vinson & Elkins LLP

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